United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April 2003

Valley of the Doce River Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Alunorte Increases Production Capacity

Rio de Janeiro, April 4, 2003 – Companhia Vale do Rio Doce (CVRD) informs that ALUNORTE – Alumina do Norte do Brasil (Alunorte), an alumina producer controlled by its wholly owned subsidiary Vale do Rio Doce Alumínio S. A. – ALUVALE, commissioned its third production line, with a capacity of 825,000 tons per year.

With the third line, Alunorte has a production capacity of 2,375,000 tons of alumina per year, positioning among the five largest alumina refineries in the world. The production increase will be allocated to overseas markets.

The investment in this project was approximately US$ 300 million. Therefore, capex per ton of additional capacity was US$ 364, which is very competitive in comparison to the cost of other brownfield projects around the globe.

Alunorte’s plant, in Barcarena, state of Pará, Brazil, has room for the construction of four additional production lines. In the future, with new brownfield projects, Alunorte will be able to reach a capacity up to 6 million tons per year.

The expansion of Alunorte’s capacity is consistent with CVRD’s strategy for its aluminum business, which focuses on shareholder value creation through the exploitation of profitable growth opportunities in bauxite and alumina, where its global competitiveness is enhanced by low capex and operational costs.

For further information, please contact:

Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55–21–3814–4540
Andreia Reis: andreia.reis@cvrd.com.br +55–21–3814–4643
Barbara Geluda: barbara.geluda@cvrd.com.br +55–21–3814–4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55–21–3814–4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55–21–3814–9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55–21–3814–4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward–looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward–looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward–looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: April 4, 2003